SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15-D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 26, 2008

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

Suite 4700, TD Bank Tower

Toronto Dominion Centre

Toronto, Ontario M5K 1E6

CANADA

(Address of principal offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

                Announcement, dated January 23, 2008, by the Registrant disclosing Change of Mailing Address of the Registrant, and confirming that the Registrant’s Registered Office is Suite 4700, TD Bank Tower, Toronto Dominion Centre, Toronto, Ontario M5K 1E6  CANADA.

EXHIBITS LIST

1.1                                 Announcement, dated January 23, 2008, by the Registrant disclosing Change of Mailing Address of the Registrant, and confirming that the Registrant’s Registered Office is Suite 4700, TD Bank Tower, Toronto Dominion Centre, Toronto, Ontario M5K 1E6  CANADA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

/s/ Alida Gualtieri
Alida Gualtieri
General Counsel & Secretary

Dated: February 26, 2008